UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                         LOCAL.COM CORPORATION
                         ---------------------
                            (Name of Issuer)

               Common Stock, $0.00001 par value per share
               ------------------------------------------
                     (Title of Class of Securities)

                                53954R105
                                ---------
                             (CUSIP Number)

                             July 31, 2007
                             -------------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ] Rule 13d-1(b)


   [x] Rule 13d-1(c)


   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 53954R105                SCHEDULE 13G                Page 2 of 10


1.  Names of Reporting Persons.           Enable Capital Management, LLC

    I.R.S. Identification Nos. of above persons               73-1625368
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                          1,000,000
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     1,000,000
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                1,000,000
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               7.1%

14. Type of Reporting Person (See Instructions)                       OO

CUSIP 53954R105                SCHEDULE 13G                Page 3 of 10


1.  Names of Reporting Persons.             Enable Growth Partners, L.P.

    I.R.S. Identification Nos. of above persons               75-3030215
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]

    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                            850,000
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                       850,000
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                  850,000
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               6.0%

14. Type of Reporting Person (See Instructions)                       PN

CUSIP 53954R105                SCHEDULE 13G                Page 4 of 10


1.  Names of Reporting Persons.                       Mitchell S. Levine

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                   United States

Number of     5.    Sole Voting Power                          1,000,000
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     1,000,000
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                1,000,000
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               7.1%

14. Type of Reporting Person (See Instructions)                       IN

CUSIP 53954R105                SCHEDULE 13G                Page 5 of 10


Item 1(a).  Name of Issuer:

    Local.com Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

   One Technology Drive, Building G
   Irvine, CA  92618

Item 2(a).  Names of Persons Filing:

    Enable Capital Management, LLC ("ECM")

    Enable Growth Partners, L.P. ("EGP")

    Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

    Reference is made to Item 4 of pages 2, 3, and 4, of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

    Common Stock, $0.00001 par value

Item 2(e).  CUSIP Number:

    53954R105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [ ] (e) An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

CUSIP 53954R105                SCHEDULE 13G                Page 6 of 10


    [ ] (f) An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

    [ ] (g) A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule 13, which Items are incorporated by reference herein.

    The securities to which this Schedule relates (the "Securities") are owned by certain investment limited partnerships, including EGP, and other client accounts, for which ECM serves as general partner and/or investment manager. ECM, as EGP's and those other investment limited partnerships' and client accounts' general partner and/or investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may therefore be deemed to beneficially own Securities owned by EGP and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any other purpose, the beneficial owner of any of the Securities, and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

CUSIP 53954R105                SCHEDULE 13G                Page 7 of 10


    The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, and 4 was derived from the Issuer's Current Form 8-K (the "Form 8-K") filed with the Securities and Exchange Commission on August 1, 2007 and the Securities Purchase Agreement (the "Purchase Agreement") by and among the Issuer and certain investors (including the reporting persons) dated as of July 31, 2007, a copy of which was attached as
Exhibit 4.1 to the Form 8-K. The Form 8-K reported the issuance and sale of a total of 2,356,900 shares pursuant to the Purchase Agreement (the "Private Placement"), and the Purchase Agreement included a representation by the Issuer that the number of shares of its common stock outstanding as of July 31, 2007 (and prior to closing of the Private Placement) was 11,784,656 shares. The reporting persons have therefore assumed that the total number of shares of the Issuer's common stock outstanding immediately following the closing of the Private Placement was 14,141,556 shares.

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
     Person.

    ECM serves as general partner and/or investment manager to certain investment limited partnerships, including EGP, and other client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities. Other than as reported in this Schedule, no investment limited partnerships' or other clients' holdings exceed five percent of the Issuer's common stock.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

CUSIP 53954R105                SCHEDULE 13G                Page 8 of 10


Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 2007           ENABLE CAPITAL MANAGEMENT, LLC

                                 By: /s/ Mitchell S. Levine
                                     ----------------------
                                     Mitchell S. Levine, its
                                     Managing Member

                                 ENABLE GROWTH PARTNERS, L.P.
                                 By:  Enable Capital Management,
                                      LLC, its General Partner

                                 By:  /s/ Mitchell S. Levine
                                      ----------------------
                                      Mitchell S. Levine, its
                                      Managing Member

                                 MITCHELL S. LEVINE

                                 /s/ Mitchell S. Levine
                                 ----------------------
                                 Mitchell S. Levine

CUSIP 53954R105                SCHEDULE 13G                Page 9 of 10


                              EXHIBIT INDEX

Exhibit A               Joint Filing Undertaking               Page 10

CUSIP 53954R105                SCHEDULE 13G                Page 10 of 10


                                EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  August 8, 2007           ENABLE CAPITAL MANAGEMENT, LLC

                                 By: /s/ Mitchell S. Levine
                                     ----------------------
                                     Mitchell S. Levine, its
                                     Managing Member

                                 ENABLE GROWTH PARTNERS, L.P.
                                 By:  Enable Capital Management,
                                      LLC, its General Partner

                                 By:  /s/ Mitchell S. Levine
                                      ----------------------
                                      Mitchell S. Levine, its
                                      Managing Member

                                 MITCHELL S. LEVINE

                                 /s/ Mitchell S. Levine
                                 ----------------------
                                 Mitchell S. Levine